January 31, 2000

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                            INVESTMENT COMPANY ACT OF 1940

We, as members of management of The Huntington Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 and for the period from May 31, 1999 (date of the last examination) through December 31, 1999, with respect to securities reflected in the investment accounts of the Funds.

Sincerely,
/S/Signature Omitted
Robert DellaCroce
Controller, Treasurer and Chief Financial Officer

To the Board of Trustees of
The Huntington Funds
      and the
Securities and Exchange Commission:

We have examined management's assertion about The Huntington Funds (the Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 1999 and for the period from May 31, 1999 through December 31, 1999, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999 and for the period from May 31, 1999 (the date of our last examination) through December 31, 1999, with respect to securities transactions, with prior notice to management:

   1. Confirmation of all securities held as of December 31, 1999 by institutions in book entry form by the Federal Reserve Bank, Bank of New York and Depository Trust Corporation;

   2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of December 31, 1999 via examination of underlying trade ticket or broker confirmation;

   3. Reconciliation of all such securities to the books and records of the Funds and the Huntington Trust Company, N.A.;

   4. Confirmation of all repurchase agreements as of December 31, 1999 with
      brokers/banks   and  agreement  of  underlying   collateral  with  the
      Huntington Trust Company, N.A. records;

   5. Agreement of 5 selected security purchases and 5 selected security sales since our last report date from the books and records of the Funds to broker confirmations during the period from May 31, 1999 through December 31, 1999.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 and for the period from May 31, 1999 through December 31, 1999 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

Columbus, Ohio
January 31, 2000